AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2024

1933 Act File No. 333-280723

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	/X/

Post-Effective Amendment No.

THE ADVISORS’ INNER CIRCLE FUND III

(Exact Name of Registrant as Specified in Charter)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Address of Principal Executive Offices, Zip Code)

1-800-932-7781

(Registrant’s Telephone Number)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Name and Address of Agent for Service)

Copy to:

David W. Freese
Morgan, Lewis & Bockius LLP
2222 Market Street
Philadelphia, Pennsylvania 19103

Title of Securities being Registered: A Class Shares and Institutional Class Shares of the Ecofin Global Renewables Infrastructure Fund

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

No filing fee is required under the Securities Act of 1933, as amended, because an indefinite number of shares of beneficial interest have previously been registered pursuant to Section 24(f) under the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-280723) that was filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2024 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”) (Accession No. 0001398344-24-012428). This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-280723) under the 1933 Act, as filed with the SEC on July 8, 2024 (Accession No. 0001398344-24-012428).

SIGNATURES

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Oaks, Commonwealth of Pennsylvania on the 6th day of August, 2024.

THE ADVISORS’ INNER CIRCLE FUND III

By:	*
Michael Beattie
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the date(s) indicated.

*	Trustee	August 6, 2024
William M. Doran

*	Trustee	August 6, 2024
Jon C. Hunt

*	Trustee	August 6, 2024
Thomas P. Lemke

*	Trustee	August 6, 2024
Nichelle Maynard-Elliott

*	Trustee	August 6, 2024
Jay C. Nadel

*	Trustee	August 6, 2024
Randall S. Yanker

*	President	August 6, 2024
Michael Beattie

*	Treasurer, Controller &	August 6, 2024
Andrew Metzger	Chief Financial Officer

* By:	/s/ Alexander F. Smith
Alexander F. Smith
Attorney-in-Fact

August 6, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III Pre-Effective Amendment No. 1 (File No. 333-280723) to Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Registrant”), we are filing, pursuant to Rule 473 under the Securities Act of 1933, as amended (the “1933 Act”), Pre-Effective Amendment No. 1 (the “Filing”) to the Trust’s Registration Statement on Form N-14. The purpose of the Filing is to delay the effectiveness of the Registrant’s initial Registration Statement on Form N-14 that was filed with the Securities and Exchange Commission on July 8, 2024 pursuant to Rule 488 under the 1933 Act.

Please direct any questions or comments you may have to my attention at the address listed above. In addition, please contact me at 215.963.5862 with your questions or comments.

Sincerely,

/s/ David W. Freese
David W. Freese